

January 29, 2010

Nancy M. Snyder
PVG GP, LLC
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, PA 19087

> **Re:** **Penn Virginia GP Holdings, L.P.**
> **Registration Statement on Form S-3**
> **File No. 333-164253**
> **Filed January 8, 2010**

Dear Ms. Snyder:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward-Looking Statements, page 3

1.	We note that the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply to your forward-looking statements. If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are "forward-looking statements" within the meaning of federal securities law. We refer you to Securities Act Section 27A in general and Section 27A(b)(2)(E) in particular.

Selling Unitholders, page 45

2.	We note the relationships between you, the selling unitholders and Penn Virginia Corporation. Please revise your filing to identify the selling unitholders and Penn

Virginia Corporation as underwriters.  See Securities Act Rules Compliance and Disclosure Interpretation 612.09, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

3.      Please disclose in this section all material relationships between the registrant and each of the selling unitholders.  See Item 507 of Regulation S-K.

Exhibit 5.1

4.      We note the assumption in the legal opinion that "[a] Prospectus Supplement will have been prepared and filed with the Commission describing the Selling Unitholder Units offered thereby."  Please provide an explanation of counsel as to why this assumption is necessary and appropriate.  For example, we note that the registration statement provides a description of your common units.  In the alternative, please obtain and file a legal opinion that does not include this assumption.

5.      We note that counsel's opinion that the units are nonassessable is qualified. Please obtain and file a revised legal opinion that does not include such qualification, or provide an explanation from counsel regarding why this limitation is both necessary and appropriate.  For example, we note that the legal opinion filed on October 6, 2006 with your registration statement on Form S-1 (File No. 333-135686) did not include such qualification.

Closing Comments

        Please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Allan Reiss
        (917) 849-5363